COMMANDER RESOURCES LTD.


04045026

MISSION **Commander's mission is to generate quality early stage gold and base metal projects and add significant value through discovery and development of mineral deposits, leveraged partnerships, or sale of the assets.**

WHY Commander

- **New Gold Project on Baffin Island**
- **"Property-Rich"– Drill-Ready Targets**
- **Strong Share Structure and Support**
  26 million shares issued
- **Solid Financial Position**
  Includes Equity Position in Diamonds North
- **Experienced Management and Technical Team**

CORPORATE HISTORY

1987 Hammerd... Gold Deposit Acquired

1993 Arctic Diamond Exploration

1995 Partnership in South Voisey Bay Nickel

2001 Sale of Hammerdown for $4 Million

2002 Diamond asset... company—Dia...

2003 New gold camp... Baffin Island Pr...

SUCCESSFUL TRACK RECORD

Commander has had a track record of success since it originated as Major General Resources Ltd. 14 years ago including:

- Co-discovery of a gold deposit in Newfoundland, subsequently sold for $4 million and put into production.



- Following the discovery of the giant, high-grade Voisey's Bay Nickel deposit, the Company acquired a large land package in the camp — host to the same rock formation as Voisey's Bay—drill-ready with geophysical and geological targets.
- A new gold camp emerged on Baffin Island following the discovery of high grade gold and an option deal in 2003
  Commander may earn 100% in a 1 million acre land package covering a 140 km long prospective belt of rocks.
- Quality portfolio of drill-ready copper-gold and base metal projects available for option.

FOCUS GOING FORWARD

- **Drill, explore and expand the Baffin Island gold project.**
- Identify new unexplored gold potential in the Eastern Arctic.
- Seek out new opportunities for quality early stage gold and base metal projects.
- Maintain a pipeline of early-stage and advanced opportunities.
- Maximize value from existing portfolio of projects through leveraged partnerships.

Exposure to Diamonds

Commander retains 1,720,000 shares of Diamonds North, and will receive royalties of 1 percent on diamond production from some properties.



DIAMONDS NORTH RESOURCES LTD.



Diversified Canadian Exploration Company

Quality Grassroots and early-stage Au, Cu-Au and Ni Projects


DEVELOPING NEW GOLD CAMP ON BAFFIN ISLAND
Now Drilling
QIMMIQ
DEWAR LAKE
BAFFIN ISLAND
BRAVO LAKE
TALIK
Cu/Au
Cu/Au
YUKON
DIAMOND EXPOSURE
BRITISH COLUMBIA
VANCOUVER
"PROPERTY RICH" PORTFOLIO OF GOLD AND COPPER-GOLD PROJECTS
Reduce risk—maximize value through partnerships
ADVANCED NICKEL PROJECT—SOUTH VOISEY BAY
Labrador NICKEL
Newfoundland GOLD
LABRADOR
NEWFOUNDLAND
QUEBEC
ONTARIO
NEW BRUNSWICK
TORONTO
Zn/Cu
Au
Au

ACTIVE PROJECTS

GOLD

- Baffin Gold Project—**NOW DRILLING**
- Option extended on new gold project, "Big Hill" in Newfoundland within 15 miles of a mill. **DRILLING PLANNED** for this year.
- Despinassy Gold Project in Quebec to be explored by new partner. Commander's 30% interest in the project will be carried for two years. **DRILLING PLANNED.**

LABRADOR NICKEL

- **Drill-ready** targets on Labrador Nickel projects - under review with possible partners

B.C. COPPER-GOLD

- **Drill-ready** targets on B.C. Porphyry Cu-Au projects—in discussion with possible partner

2004 HIGHLIGHTS • BAFFIN GOLD – Program on-going

Potential for high grade Homestake-type iron formation hosted gold deposits—first ever diamond drilling intersected high-grade gold.

- Malrok and Ridge Lake are the first targets tested of the nine known gold prospects over the 140 km (87 mile) strike length.
- New high-grade prospects discovered along belt. In excess of 1200 samples have been collected from the property so far. Awaiting results


140 Kilometers (87 Miles)
Qimmiq Property
QIM 5
2369
RIDGE LAKE
MARGOT
MALROK
PENINSULA
TRIANGLE LAKE
Bravo Lake Property
Dewar Lake Property
Gold Prospect (2003)
2004 Airborne Survey Coverage
Detailed Mapping & Channel Sampling Underway

RIDGE LAKE PROSPECT

- Detailed channel sampling extends the Prospect area to at least 2 miles. Size opportunity is significant as a large area is covered by younger rocks.

Selected Channel Sample Results	
Length (ft)	**Gold (oz/T)**
3.3	1.56
3.3	1.19
2.1	0.57
2.8	0.64
3.3	0.41
4.6	0.18
2.4	0.69

Of 212 samples assayed from the iron formation this year:

- 6 grade greater than 0.58 oz/T Au
- 32 grade in excess of 0.15 oz/T Au
- 45 grade in excess of 0.09 oz/T Au
- 72 grade in excess of 0.03 oz/T Au

Results for 59 samples pending

- Airborne geophysical survey covering the central portion of the belt demonstrates continuity of the iron formation

MALROK PROSPECT

- Continuity of gold-bearing iron formation with potential for high-grade zones.
- Potential for "stacked" iron formations.

Selected Drilling Results

Hole Number	Interval Width (ft)	Gold Grade (oz/T)
MND-04-04	9.8	0.44
MND-04-05	7.6	0.22
MND-04-22	9.1	0.20
MND-04-23	4.9	0.34
MSD-04-29	5.0	0.35


Ridge Lake Gold Prospect: PLAN MAP
2004 Channel Sampling
2004 Total= 271 Samples
> 0.58 oz/T = 6
> 0.15 oz/T = 32
> 0.03 oz/T = 72
Results Pending = 59
0.18 / 4.6 ft
0.69 / 2.4 ft
0.21 (grab)
0.4 1/ 3.3 ft
0.45 / 6.2 ft
0.64 / 2.8 ft
0.59 / 1.5 ft
Bravo Iron Formation
Gold Assays (oz/T)
0.58 to 1.6
0.29 to 0.58
0.15 to 0.29
0.3 to 0.15
0.01 to 0.3
0.001 to 0.01
Results Pending
0.15 / 5.9 ft
TARGET IRON FORMATION LESS THAN 660 ft. BELOW SURFACE
-see Cross Section A-A'
1.56 / 3.3 ft.
Ridge Lake
REGIONAL STRATIGRAPHIC MARKER HORIZON
Metasediments
Metavolcanics
Bravo Iron Formation outcrop
Geophysical trace of Iron Formation
Bedding Attitude
2000 ft.

COMMANDER RESOURCES LTD.

Suite 510-510 Burrard Street
Vancouver, BC V6C 3A2

Tel (604) 685-5254
Toll-free 1-800-667-7866
Fax (604) 685-2814

Email: info@commanderresources.com
Website: www.commanderresources.com

COMMANDER RESOURCES LTD.
Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254 Fax: (604) 685-2814

Date: September 1, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-24

BAFFIN ISLAND PROJECT RETURNS MORE HIGH GRADE GOLD

COMMANDER RESOURCES LTD. (CMD-TSX Venture) is pleased to report from its ongoing Baffin Island Gold Project, additional high grade gold drill intercepts from "Malrok" and discovery of high grade gold in channel samples at "Ridge Lake," 30 kilometres east of "Malrok."

Of nine known gold prospects hosted by the "Bravo Iron Formation" occurring over a 140 kilometre strike length, Malrok and Ridge Lake represent the first targets to be tested (refer to property map on the Commander's website).

MALROK PROSPECT

Drill results to date along with previously announced surface channel samples outline a continuous, shallow gold zone with local high grade sections as shown in the table below. Within this zone, eleven holes encountered lower gold grades ranging from 1.5 g/t Au to 3.5 g/t Au over 0.5 m to 2.5 metres. The zone extends down-dip from surface for at least 130 metres and remains open. In particular, the high grade intersection in hole 04-29 is open for at least 300 metres along-strike and over 500 metres down-dip to the northeast.

Selected Drilling Results

Hole Number	From (m)	To (m)	Interval Width (m)	Gold Grade (g/t)
(1)MND-04-03	18.00	19.42	1.42	7.06
(1)MND-04-04	23.00	29.00	6.0	9.15
Including	24.00	27.00	3.0	15.12
(1)MND-04-05	24.10	28.33	4.23	8.41
Including	26.00	28.33	2.33	12.07
MND-04-22	16.50	19.30	2.80	6.76
Including	18.66	19.28	0.62	16.81
MND-04-23	7.00	8.50	1.50	11.49
Including	7.00	7.50	0.50	30.8
MSD-04-29	21.86	25.16	3.30	12.10
Including	21.86	22.16	0.30	38.3
and Including	24.66	25.16	0.50	18.78

(1)Previously reported   MND=Malrok North; MSD=Malrok   SouthTrue thickness is 80-90% of drilled width.

Significantly, the possibility for "stacked" mineralized iron formations on the large property has been demonstrated by the intersection of two gold-bearing iron formations in holes 04-28 and 04-29 (see assay table).

Check assays are pending from the latest holes. Assay results for an additional nine holes are awaited.

For Targeting Information, Assays and Maps see http://commanderresources.com/gold/NR24/pop_2BpxCbig.htm

RIDGE LAKE PROSPECT

High grade gold assays returned from channel sampling at "**Ridge Lake**", extend the strike length of the mineralized iron formation to at least 3.5 kilometres. Of 212 samples assayed from the iron formation this year, six grade greater than 20.0 g/t Au, 32 grade in excess of 5.0 g/t Au, 45 grade in excess of 3.0 g/t Au, and 72 grade in excess of 1.0 g/t Au.

Significant channel sample results, as shown on the website map, are spread out along the entire length of the exposed iron formation and include:

Ridge Lake Channel Samples

Sample length (m)	Gold Grade (g/t)
1.0	53.6
1.0	40.7
0.65	19.7
0.85	22.1

Sample Length (m)	Gold Grade (g/t)
1.0	14.0
1.4	6.3
0.73	23.6

Sample Length (m) (Composite)	Gold Grade (g/t)
1.9	15.4
1.8	5.04

The iron formation, estimated to be up to five metres thick, is poorly exposed with less than half that thickness available for sampling in outcrop at any given location.

The size opportunity for the Ridge Lake Prospect is significant. A large area of potential extends down-dip to the south where the iron formation is covered by younger rock units (see map and section on Commander's website). A preliminary drill program, detailed mapping and additional sampling are underway.

See Map on Company's website http://commanderresources.com/gold/ridge/pop_ridgeP.htm

REGIONAL PROSPECTING

Prospecting has discovered extensive new exposures of the target Bravo Iron Formation along the 140 kilometre long belt. Rock chip (grab) and channel sampling continues on these new exposures and known prospect areas including "Peninsula", "2369", and "Triangle Lake", most of which may be found on the property map on the Company's website. In excess of 1200 rock chip and channel samples have been collected. Results are expected in stages over the next few months.

See Map on Company's website http://commanderresources.com/gold/ridge/pop_Rbafreg.htm

"*We are very encouraged by the gold potential of this property, especially in light of the new channel sample results at Ridge Lake, additional high grade drill intercepts at Malrok and the discovery of a number of new areas of mineralized Bravo Iron Formation on the 140 kilometre long property. The project is at an early stage of exploration and is very large in scope, but has already demonstrated its prospectivity. The discovery of gold in outcrop at Malrok in 2003 was the lead-in to the recognition of a large new gold camp on Baffin Island that now holds great promise for the future of the Company,*" *states President and CEO Ken Leigh.*

For more details on the Malrok drilling, see below.

For maps of the Ridge Lake sampling, Malrok drilling, drill hole targeting information and a complete table of drill results, please refer to the company's website at www.commanderresources.com.

MALROK DRILLING DETAILS (see drill plan, assay table and targeting information on the Company's website)

Results reported are for holes MND-04-10 to MND-04-27 at Malrok North and holes MSD-04-28 and MSD-04-29 from Malrok South.

Of the 19 holes, two were lost (04-11 and 04-17), three intersected an incomplete, eroded portion of the iron formation (04-12,04-13 and 04-14) and one was drilled to test a possible base metal target in a higher level of the stratigraphy (04-26).

Holes 04-15, 04-16, 04-18 and 04-19 were drilled as stratigraphic step-outs to the northeast and while containing elevated gold values in the target iron formation, assays were very low. However, hole 04-25 was also drilled as a stratigraphic step-out further to the northeast and greater than 200 metres down-dip from the exposed iron formation. The hole intersected 2.5 metres grading 2.69 g/t Au at a drilled depth of 121 metres indicating the system remains open to east in that area.

Holes 04-10, 04-12 to 04-14, 04-20, 04-21, 04-24, 04-27 and 04-28 encountered lower gold grades in the iron formation ranging from 1.8 g/t Au to 3.5 g/t Au over 0.5 m to 2.5 metres.

At Malrok South, hole 04-29 encountered a substantial gold interval grading 12.1 g/t Au over 3.3 metres in the upper zone while the lower zone returned a 1.5 metre interval grading 2.9 g/T Au in a 5.5 metre thick zone grading just over 1.0 g/t Au. Hole 04-28 encountered 2-3 g/t Au values in both an upper and lower iron formation unit.

Trygve Hoy, PhD, completed a stratigraphic/structural study on Malrok using surface and drill hole data. The work has identified complex structural trends which may help to define the key controls on gold mineralization. Detailed geological and structural mapping are currently underway. Structural specialist K. V. Campbell, PhD., is on site to further expand on Dr. Hoy's work. The gold zones may be further enhanced by drilling larger core sizes and trench blasting bedrock exposures to get better representative samples from the areas of coarser gold known from the surface prospects and channel samples.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Core sampling and Analytical Procedures

Individual drill core and channel samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

Due to the possibility of coarse free gold, all drill core samples exceeding 1.0 g/t Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

COMMANDER RESOURCES LTD.

Baffin Island Gold Project



Ridge Lake Gold Prospect:
2004 Channel Sampling
PLAN MAP
N
2004 Total= 271 Samples
(231 Channel, 40 Grab)
> 0.58 oz/T = 6
> 0.15 oz/T = 32
> 0.03 oz/T = 72
Results Pending = 59
0.18 / 4.6 ft.
0.69 / 2.4 ft.
1.19 / 3.3 ft.
A'
0.64 / 2.8 ft.
0.4 1/ 3.3 ft.
0.21 (grab)
Bravo
Iron
Formation
0.45 / 6.2 ft.
0.59 / 1.5 ft
Gold Assays (oz/T)
0.58 to 1.6
0.29 to 0.58
0.15 to 0.29
0.3 to 0.15
0.01 to 0.3
0.001 to 0.01
Results Pending
0.15 / 5.9 ft
TARGET IRON FORMATION
LESS THAN 660 FT BELOW SURFACE
-see Cross Section A-A'
1.56 / 3.3 ft.
Ridge Lake
REGIONAL STRATIGRAPHIC MARKER HORIZON
Metasediments
Metavolcanics
Bravo Iron Formation outcrop
Geophysical trace of Iron Formation
Bedding Attitude
0
2000 ft.

Ridge Lake Gold Prospect:

Schematic Cross-Section A-A'



Looking West
A
A'
0.64 oz/T / 2.8 ft.
Gold Bearing
Bravo Iron Formation
1.56 oz/T / 3.3 ft.
Ridge Lake
Stratigraphic Marker
Metasediments
Metavolcanics
< 660 ft
Gold in Channel Samples
Vertical Scale
Exaggerated
0
2000 ft
Horizontal Scale

COMMANDER RESOURCES LTD.

Baffin Island



97 Miles
Qimmiq Property
QIM 5
2369
RIDGE LAKE
MARGOT
MALROK
PENINSULA
TRIANGLE LAKE
ST
Bravo Lake Property
Dewar Lake Property
Gold Prospect (2003)
2004 Airborne Survey Coverage

Malrok Gold Prospect: Drill Hole Detail



Drill Hole Assays Higher grade
Drill Hole Assays >0.29 oz/T Au (1.6 to 20 ft.)
Drill Hole Assays <0.29 oz/T Au
Drill Hole Assays Pending
Iron Formation
23
22
1
2
27
20, 21
10
3
15,16
17, 18, 19
25
Hole did not test target
26
4, 5
6
29
37, 38
MALROK NORTH
11, 12, 13
14
Malrok Lake
8
9
29
30
28
32
MALROK SOUTH
Iron Formation
N
0
500 FT.

HOLE	Au oz/T	Interval (FT)
3	0.21	4.7
4	0.44	9.8
5	0.35	7.6
22	0.29	9.2
23	0.34	4.9
	including:	
	0.90	1.6
29	0.35	10.8
	including:	
	1.11	1.0